EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Molina Healthcare of California	California

Molina Healthcare of California Partner Plan, Inc.	California

Molina Healthcare of Washington, Inc.	Washington

Molina Healthcare of Michigan, Inc.	Michigan

Molina Healthcare of Utah, Inc.	Utah

Health Care Horizons, Inc.	Michigan

Molina Healthcare of New Mexico, Inc. (indirect)	New Mexico

Molina Healthcare of Indiana, Inc.	Indiana

Molina Healthcare of Texas, Inc.	Texas

Molina Healthcare of Ohio, Inc.	Ohio

Molina Healthcare of Georgia, Inc.	Georgia

Molina Healthcare of Nevada, Inc.	Nevada

Molina Healthcare Insurance Company, Inc.	Ohio

HCLB, Inc.	Michigan